unaxis

03 SEP 29 AM 7:21

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~



03032314

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date September 24, 2003
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Nicolas Weidmann
Corporate Communications

Enclosure

- **September 24, 2003, Media Release, Matthias Mölleney to become the new Unaxis head of personnel and member of the Executive Board**

dlw 9/29

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O.Box 1309
CH-8021 Zürich

Telefon ++41 1 360 96 96
Fax ++41 1 360 96 93
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190


unaxis

making IT possible

Media Release

Matthias Mölleney to become the new Unaxis head of personnel and member of the Executive Board

***Pfäffikon, 9/24/2003* – The Unaxis Board of Directors is appointing Matthias Mölleney as head of Corporate Human Resources, and to the Executive Board. Jürg Hälg, the present holder of the post, is stepping down for health reasons.**

Matthias Mölleney (43) is taking over as head of Corporate Human Resources at Unaxis on 11/1/2003 and will join the Executive Board. The post makes him responsible for Unaxis worldwide personnel management. Mölleney began his career at Lufthansa, where he spent 16 years in various international management positions. He became Chief Personnel Officer of the Swissair Group in 1998, later moving to the same post at Centerpulse.

Mölleney will succeed the outgoing personnel head, Jürg Hälg, who is stepping down for health reasons but will maintain ties with Unaxis as a consultant for cultural and management development projects.

The information contained in this media release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with forecast statements portrayed here.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon

Telephone +41 (0)58 360 96 96
Fax +41 (0)58 360 90 96
www.unaxis.com

For further information, please contact:

Unaxis Management AG

Media Relations

Nicolas Weidmann

Tel. +41 58 360 96 02

Fax +41 58 360 98 02

E-mail: media.relations@unaxis.com

Unaxis – a globally leading high-tech enterprise

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth markets of the information technology industry, as well as for use in demanding industrial applications. The commercial activities of Unaxis are conducted via its three business segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology (coating of tools and components) and Components and Special Systems (vacuum technology and aerospace technology). Unaxis employs approximately 6,500 individuals and, in the 2002 financial year, recorded total sales of CHF 1.426 billion on a comparable basis. The company, which is headquartered in Pfäffikon/SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries.